Exhibit 3.1

ARTICLES OF AMENDMENT AND RESTATEMENT OF THE

ARTICLES OF INCORPORATION

OF

PRGX GLOBAL, INC.

I.

The name of the corporation is PRGX Global, Inc. (the “Corporation”).

II.

The authorized capital stock of the Corporation shall consist of 10,000 shares of common stock, $.0001 par value per share.

III.

The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (the “Code”).

IV.

The mailing address of the initial principal office of the Corporation is 600 Galleria Parkway, Suite 100, Atlanta, Georgia 30339.

V.

The initial registered office of the Corporation is CT Corporation System, 289 S. Culver Street, Lawrenceville, Georgia, in the County of Gwinnett County. The initial registered agent of the Corporation is CT Corporation System.

VI.

The name and address of the Incorporator of the Corporation is David Rostowsky, Esq., 30 Rockefeller Plaza, New York, NY 10112.

VII.

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability (1) for any appropriation, in violation of his duties, of any business opportunity of the Corporation, (2) for acts or omissions which involve intentional misconduct or a knowing violation of law, (3) for voting for or assenting to a distribution made in violation of the Code, Section 14-2-640, (4) for any acts or omissions, if it is established that he did not perform his duties in compliance with the Code, Section 14-2-830, or (5) for any transaction from which the director derived an improper benefit.

VIII.

Shareholder action may be taken without a meeting if written consent, setting forth the action so taken, is signed by persons who would be entitled to vote not less than the minimum number of shares that would be necessary to authorize or take the action, subject to the provisions of the Code.